

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2018

Michele Di Turi
Chief Executive Officer
Kisses From Italy, Inc.
80 SW 8th ST., Suite 2000
Miami, FL 33130

>   **Re: Kisses From Italy, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 15, 2018**
>   **File No. 333-224931**

Dear Mr. Di Turi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 15, 2018

Cover Page

1.   Refer to the Calculation of Registration Fee table. We note that there appears to be a typographical error with respect to the amount of shares to be registered. In this regard, we note that you have registered 22,201.250 shares, rather than 22,201,250. Please revise.

Prospectus Summary, page 1

2.   Please revise your prospectus summary to disclose that your auditor has issued a going concern opinion on your audited financial statements. Also revise to disclose your cash

on hand as of the most recent practicable date, your monthly "burn rate" and the month you will run out of funds without additional capital. Lastly, disclose that you anticipate needing $1,000,000 in additional capital to generate profits from operations. We note your related disclosure in your Risk Factors section.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements...less attractive to investors, page 9

3.   We note in the second paragraph that you have chosen to "opt out" of the extended transition period provided by Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, and as a result, you will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. We further note you provide similar disclosure in MD&A on page 21 regarding your election to op out. If so, please consider checking the box on the cover page of the Form S-1 Registration Statement to indicate you have elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.

Our management and principal shareholders have the ability to significantly influence or control matters, page 10

4.   Revise the risk factor to quantify the ownership percentage of your management and significant shareholders.

Plan of Distribution, page 17

5.   You state on page 17 that the selling stockholders may offer shares in transactions at fixed or negotiated prices. However, this does not appear to be consistent with your disclosure on your prospectus cover page that the selling stockholders may sell their shares of common stock at the initial price of $0.10 per share until your common stock is quoted on the OTCQB and thereafter at prevailing market prices or privately negotiated prices. Please revise.

Results of Operations, page 19

6.   Please revise the last paragraph to also disclose the amount of net loss attributable to the consolidated company, as we note the currently disclosed amounts excludes the net loss attributable to the non-controlling interests. Further, describe the nature of your non-controlling interests, including identifying the entity and related percentage held by you and naming the other investor party(s).

Recent Accounting Pronouncements, page 21

7.   We note your disclosure in the last paragraph that you do not believe that there are any other new pronouncements that have been issued that might have a material impact on your financial position or results of operations. Please tell us the consideration given to

providing a discussion of FASB ASU 2014-09, Revenue from Contracts with Customers (Topic ASC 606), and the impact it will have on your financial statements and related disclosures. Adoption of ASC 606 is effective for the Company as of January 1, 2018 due to your decision to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. Please provide such discussion or advise.

Description of Business
Overview and History, page 22

8. Throughout this section, we note you reference that you have a working relationship with Wyndham Hotels. With a view towards revised disclosure, advise if you have any material contracts with Wyndham Hotels governing this relationship. To the extent this is an informal working relationship, revise to prominently disclose that fact.

Restaurant Franchising, page 23

9. We note that you have entered into two franchising arrangements. We also note that this section is drafted as anticipatory in nature. Revise this section to summarize your existing franchise arrangements. To the extent you plan to change these arrangements in the future, clearly detail the expected changes so investors can appreciate your existing arrangements versus future franchise arrangements.

Industry Overview , page 27

10. The information and statistics in this section appear dated. In this regard, we note references to 2012, 2013 and 2014. Revise as applicable.

Financial Statements
Age of Financial Statements, page F-1

11. In an amendment to the Form S-1 Registration Statement, please update to include your unaudited interim financial statements and related financial information, such as MD&A, for the three months ended March 31, 2018 and 2017. Refer to Rule 8-08 of Regulation S-X.

Signatures, page II-4

12. Revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer and your controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacities, revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or Laura Nicholson at (202) 551-3584 with any other questions.

Division of Corporation Finance
Office of Transportation and Leisure